AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

November 29, 2012

VIA EDGAR AND HAND DELIVERY

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2011

Filed March 23, 2012

File No. 1-33159

Dear Mr. Decker:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 21, 2012, setting forth comments to our Form 20-F for the year ended December 31, 2011 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2012. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-21

1.                                      We note your response to comment three in our letter dated November 5, 2012.  Please address the following:

•                  Under the terms of your lease contracts, the effect of a default, including defaults triggered by a material adverse change or subjective default provisions, is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position that they would have been had the lessee performed under the lease in full.  Please help us better understand what is meant by putting the lessor in the position that they would have been had the lessee performed under the lease in full in terms of the maximum amount of payments that the lessee could be required to pay to you.  For example, it is not clear if the only payments the lessee would be required to pay are lease payments pursuant to the original lease terms or if there are any additional payments required; and

•                  If a default covenant related to nonperformance is unrelated to the lessee’s use of the aircraft and does not meet all the criteria of ASC 840-10-25-14, then the maximum amount that the lessee could be required to pay under the default covenant is included in minimum lease payments for purposes of applying paragraph ASC 840-10-25-1(d). Your response appears to differentiate between default covenants related to nonperformance that are unrelated to the lessee’s use of aircraft versus those that are related to the lessee’s use of aircraft.  Please help us better understand the differences between these two types of default covenants, the differences in the maximum amounts that the lessee could have to pay to you, and any corresponding differences in how you account for the maximum payment amounts for purposes of applying paragraph ASC 840-10-25-1(d).

Response:

We respectfully advise the Staff that, in the event of a default under our leases, including defaults triggered by material adverse change or subjective default provisions, there are no additional payments required which would increase the minimum lease payments under ASC 840-10-25-1. By stating that the lessee is required to put the lessor in the position that they would have been had the lessee performed under the lease in full we mean that the maximum amount the lessee could be required to pay to us would be the lease payments pursuant to the original lease terms (the present value of those that remain unpaid). Our leases do not require additional payments.

We do not differentiate between default covenants related to nonperformance that are unrelated to the lessee’s use of aircraft versus those that are related to the lessee’s use of the aircraft. Under either type of default, the maximum amount the lessee could be required to pay to us is the amount described in the preceding paragraph.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:           Douglas Tanner — Milbank, Tweed, Hadley & McCloy LLP

Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP